

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Scott Rajeski
Chief Executive Officer
Latham Topco, Inc.
787 Watervliet Shaker Road
Latham, New York 12110

> **Re: Latham Topco, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 15, 2020**
> **CIK No. 0001833197**

Dear Mr. Rajeski:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our certificate of incorporation will provide that the Court of Chancery of the State, page 37

1. Please ensure that your disclosure regarding the scope of your exclusive forum provision is consistent with your disclosure on page 118. In that regard, we note that on page 118 you disclose that your certificate of incorporation will provide the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents

states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Use of Proceeds, page 42

2.   We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Business, page 69

3.   Please balance your disclosure to discuss any material disadvantages of fiberglass pools as compared to vinyl and cement pools.

4.   Please describe the terms of your franchise agreements and exclusive dealer agreements.

Accelerate Fiberglass Material Conversion through Unique Market Positioning, page 79

5.   We note the table included in this section. Please revise to include the assumptions related to the key metrics provided in the table.

22 Subsequent Events
Acquisition of G.L. International, LLC, page F-36

6.   We note your subsequent event disclosure of the acquisition of G.L. International, LLC. It appears the acquisition is potentially significant in the context of Rule 3-05 of Regulation S-X.   Please evaluate the need to provide acquisition financial statements for the acquired business.

General

7.   We note that some of your industry data used in your prospectus was commissioned by you. Please provide the consent of the third-party in accordance with Rule 436.

8.   Please revise to include the basis for your statements regarding your market position. For example, we note your disclosure on page 87 that you hold the #1 position in the fiberglass pool category in New Zealand and Australia.

You may contact Andri Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing